


SEC MAIL PROCESSING
RECEIVED
MAR 1 8 2005
WASH. D.C. 202 SECTION

BALDOR




05047738

Staying the Course.

Annual Report 2004


BALDOR GENERATORS
PREMIER OHV30 3000W

MOTORS • DRIVES • GENERATORS



Rollie Boreham

For over forty years, Roland S. Boreham, Jr. guided the growth and success of Baldor Electric Company.

Mr. Boreham moved to Fort Smith in 1961 to become Vice President of Sales at Baldor. He became President in 1975, CEO in 1978, and Chairman of the Board in 1981.

Mr. Boreham's book, "The Three-Legged Stool," focuses on the three important constituencies of any business – customers, employees, and owners. He said, "Build strong relationships first, success will follow." He impacted the culture of Baldor with the creation of our Value Formula.

Mr. Boreham has been recognized by ***Fortune*** magazine for forward-looking corporate leadership in employee education and training. The magazine also recognized him as one of the "25 Who Help the U.S. Win," noting his export success and management philosophy.

He was inducted into the Arkansas Business Hall of Fame in 2002.

To My Friends and Colleagues,

On January 1, 2005, I retired from Baldor. I will still be a director, but will no longer be on "active duty."

There are three things I wish I could convey personally to each of you.

First is my sincere thanks. I have enjoyed my tenure through the years. You've been a great group of people to work with. We've done well working together.

Second is that I am confident Baldor has a great future. We have never been in better shape. We can serve our customers better than any of our competitors. As we all know, security and steady work come from our customers.

Third is that I am confident the Company has excellent leadership. John McFarland has done many good things for the Company for thirty years and will do many more in the years to come. Also, he is working with a good team.

When I arrived at Baldor over forty years ago, it was with a hope for Baldor's good future. As I leave, it is with great confidence of Baldor's good future. I will be watching with much interest to see Baldor do even better.

Thanks to all,

R. S. Boreham, Jr.

R. S. Boreham, Jr.


The Three-Legged Stool

Baldor's Mission Statement

Baldor is to be the best (as determined by our customers) marketers, designers and manufacturers of industrial electric motors, drives and generators.

To do this, we must:

- Provide better value as perceived by our customers.
- Attract and retain competent employees committed to reaching our goals and objectives.
- Produce good, long-term results for our shareholders.

$$V_p = \frac{Q_p \times S_p}{C \times T}$$

V = Value
Q = Quality
S = Service
C = Cost
T = Time
p = perceived

The Value Formula remains the cornerstone of our philosophy. It illustrates the importance of creating value for our customers by raising product quality and providing exceptional service, while reducing the cost and time required to take care of our customers.



Dividends Per Share
10 Increases in Past 10 Years
Currently $0.15 per quarter
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
CAGR 15%
1976 - 2004
76
78
80
82
84
86
88
90
92
94
96
98
00
02
04
Adjusted for stock splits

Table of Contents

Shareholders, Employees, Customers and Friends

John McFarland

John McFarland was named Chairman of the Board in 2004. He has been Baldor's CEO since 2000 and will be Baldor's 4th Chairman since the Company's founding in 1920. He has been a Director of the Company since 1996 and with Baldor for more than 30 years.

Ron Tucker

Ron Tucker was named President of the Company in 2004, in addition to his responsibilities as Chief Financial Officer and Secretary. As President, Ron has assumed additional operational responsibilities including Baldor's international, drives, and generator businesses. Ron has been CFO since 2000 and Secretary of the Company since 2002.

2004 was a year of growth for our Company. We achieved record sales of $648,194,631, up 15% from the previous year and earnings of $35,052,457, up 41% from the previous year.

While we're proud of these two achievements, we're also proud of several others. During 2004 our quality improved for the 5th year in a row as confirmed by fewer warranty charges. Our goal is to make the very best motor, drive, and generator available and we believe we do.

We also improved productivity, achieving the highest sales per employee in the Company's history. We have many plans in the coming year to further improve our productivity and efficiency.

Over the last several years, we've added more new customers than at any time in our Company's history. Seventeen percent of our sales during 2004 were to customers obtained during the last five years. Since we rarely lose a customer, we feel confident about the future.

We've also been busy developing new products. Products developed in the last five years accounted for 27% of our sales. We have some exciting new products, such as our H2 inverter/vector drive being introduced in 2005.

Our goal is that every person at Baldor works to improve his or her skills. We invested more in training and education last year than in any year in our history. The better trained and educated we all are at Baldor, the better job we'll do for our customers, our shareholders, and our fellow employees.

During 2004, Rollie Boreham, our Chairman, leader, and mentor for many years, announced his retirement from a daily role in the Company. Rollie began his career at Baldor when the company did only a few million dollars per year in sales. He leaves the Company confident we will continue to grow. While Rollie is not active on a daily basis with Baldor, he continues to serve on our Board of Directors.

As we enter 2005, our business looks solid.



FINANCIAL HIGHLIGHTS

(In thousands, except share data)	2004	2003	% Change
Net sales	$648,195	$561,391	+15.5%
Net earnings	35,052	24,779	+41.4%
Net earnings per share – diluted	1.05	0.74	+41.1%
Cash dividends per share	0.57	0.53	+7.5%
Weighted average shares outstanding – diluted	33,485,261	33,404,733	+0.2%

The decision we made to not overreact to the recent recession positions us for good growth again this year. We have many new products, many new customers, and we're becoming more efficient and productive throughout the Company. We continue to focus on providing our customers with better value than any of our competitors.

For 85 years we've concentrated on fundamentals that make a company great. We believe these fundamentals are shown in our Mission Statement and our Value Formula, which make up a big part of the culture of Baldor.

Treating every Baldor team member with respect and understanding, having open and honest communications with our shareholders, and creating sustainable competitive advantages by managing Baldor with a long-term approach are fundamentals we think make Baldor a great company.

We appreciate your confidence in Baldor as we work to achieve our mission: "To be the best (as determined by our customers) marketers, designers and manufacturers of industrial electric motors, drives and generators."

Best regards,

John A. McFarland
Chairman & CEO

Ronald E. Tucker
President & CFO


BALDOR
TS25
GENERATORS
BALDOR
H2

Setting the Course for the Future

We weathered one of the longest industrial recessions in 70 years from 2001-2003. During those years, we saw sales and earnings decline, yet we continued to remain financially sound, improved our balance sheet, and paid a dividend to our share-holders. 2004 proved to be the end of the industrial recession and our sales across all product categories increased once again.

"We will continue to **create value** for customers through **innovation**."





"We will focus on creating **customer preference** and building **long-lasting relationships** by providing customers what they want and need."

"Our **growth** will come through finding **new markets** and **new customers**."


TS25
BALDOR
GENERATORS

"We will improve employee skills at every level."





FlexDrive
BALDOR
FlexDrive
BALDOR

"We will continue focusing on productivity improvements."

"We will maintain the financial strength of the company."



30 Years of Solid Growth
Net Sales, 10% compounded Annual Growth
$700
$600
$500
$400
$300
$200
$100
$0
74
76
78
80
82
84
86
88
90
92
94
96
98
00
02
04

Creating Value through Innovation

A new $4 million winding system was installed in the Fort Smith Motor Plant in 2004. This investment provides greater manufacturing efficiency and additional capacity.



Gary Williams - Manufacturing

Product Innovation

During the recession years, we remained true to our commitment to design and develop new products. By year's end, we had introduced more than 300 new models, expanding the breadth of our product offering in all areas.

In past years, new products have represented 25-30% of our total sales. 2004 was no exception, with new products representing 27% of our total sales.

One of our most significant investments was the development of the new H2 industrial inverter, vector, and servo drives. The H2 is designed to


BALDOR
H
BALDOR
H
INVERTER DRIVE

be the most reliable industrial drive you can buy. Reliability, high performance, and ease of use are the key features of the H2.

Manufacturing Innovation

Innovations in manufacturing are vital to our strategy of providing customers the best quality, variety, and availability of products.

To do so, we have made major investments in our plants by automating many of the undesirable jobs. We are committed to continuous manufacturing improvements and making the necessary investments to boost productivity.


62-05
62-04

Baldor maintains the largest finished goods inventory in our industry, available for immediate shipment.

Distribution Innovation

Having our products close to our customers is an advantage that Baldor has enjoyed for many years and is one of the keys to our success. With more than 35 offices and warehouses throughout North America and another 14 around the world, we develop strong local relationships to better serve our customers. Local representation and distribution is a definite competitive advantage that our customers appreciate.

Inventory is a big advantage to our customers. We continue to broaden our product offering with the addition of many new stock motors, drives, and generators.

Financing Innovation

Innovations don't always come in the form of a product. With our entry into the generator business came requests from customers to provide financing and leasing options. Our strong balance sheet allowed us to create Baldor Power Financing. This option gives us another competitive advantage and provides added value to the customers.

85 Years of Creating Customer Preference and Building Relationships

Know Your Customers and Give Them What They Want

Through the years, our commitment to "being the best (as determined by our customers)" has created preference for Baldor products far and above any competitor. We believe creating this preference results in long-lasting relationships and increased market share.

Customers understand the value of having the right product when they need it. This commitment is the basis of many long-term relationships.

Leading the Industry in Energy Efficiency

We continue to earn the position and recognition of industry leader in energy efficiency by providing customers the widest offering of premium efficient electric motors and drives available. Baldor generators also provide opportunities for saving money on electricity costs, when used in peak shaving and peak shedding applications.

Twenty-five percent of electricity produced in the United States is used to operate industrial electric motors. The actual purchase price of a motor is only two percent of the motor's lifetime cost.


BALDOR
POWRLITE

Baldor's ad in *Industry Week* magazine illustrates our own ongoing commitment to energy conservation.

We Put Our Own Products To Work To Reduce Our Electricity Costs.

Three years ago I started taking a hard look at our energy costs at our 15 U.S. manufacturing plants. Our electricity bills were much higher than I expected and we knew electricity costs were going nowhere but up. So, I asked our employees the question, "What can we do to control our energy costs?"

Baldor President and CEO, John McFarland

BALDOR

We Had the Solution.

Many of the Baldor motors being used in our plants were more than 15-20 years old. Our Super-E® premium efficient motors built today are much more efficient designs, using improved materials and manufacturing processes available today that were not available years ago. The result is a much more efficient motor that requires a lot less energy to operate, reducing electricity costs.

In addition, the use of adjustable speed drives in many applications such as fans and pumps, provide even greater energy savings. We also installed peak shaving generators in one plant to keep our electricity rate as low as possible year round.

Outstanding Results.

By replacing the old motors with new Super-E premium efficient motors, installing adjustable speed drives in the right type of applications, using peak shaving generators to avoid costly peak demands that set annual electricity rates, and implementing other energy saving ideas, we were able to save almost $1 million in electricity costs. That goes straight to the bottom-line!

Let Us Share Our Energy Savings Plan with You!

Give us a call today or email us at **energymanager@baldor.com**. Ask us for a copy of our Energy Savings Plan that you can adopt in your own plants. We'll include a copy of the plan we implemented, along with software that will allow you to calculate the savings you can receive when you use our Super-E premium efficient motors and adjustable speed drives. You'll also learn when and where to use peak shaving generators, as well as examples of other things that we did to reduce our electricity costs.

BALDOR
MOTORS • DRIVES • GENERATORS

Powering Industry Today and Tomorrow

1-800-828-4920
www.baldor.com

© 2004 Baldor Electric Company

The Industry's Best Information

Baldor leads the way in providing timely and accurate information to our customers. Through our Baldor.com, BaldorProSPEC.com, and BaldorVIP.com websites, and sales literature, we put more information at the customers' fingertips than any other manufacturer in our industry.

The Broadest Product Line

Baldor offers the broadest line of industrial electric motors, drives, generators, motion control products, and gear products available from one company. Motors range from less than 1/50th horsepower to 1,500 horsepower. Our complete drives line offers customers a variety of application solutions in both AC and DC voltages.

Generators range from 1.1 to 2000 kilowatts. During 2004, we introduced a new commercial light tower for the equipment rental industry, expanding our offering to this growing market.

Our motion control product line has been called our "sleeping giant." With more and more applications in a variety of industries requiring automation and high-speed accuracy of movement, we have one of the most complete lines of motion control products available, making this a growth opportunity for Baldor.

We expanded our generator and gear box products in 2004, gaining market share both domestically and abroad.


BALDOR
GENERATORS


501
BALDOR
MOTORS • DRIVES • GENERATORS
501 Stock Product Catalog
www.baldor.com

With more than 6,500 stock products and the best information available, Baldor sets the standard in the industry.


BALDOR
MOTORS • DRIVES • GENERATORS
Most Preferred!
Baldor motors are preferred by a wider industrial audience than any other motor brand. But don't take our word for it...

Studies conducted by leading industrial magazines and independent research companies show that Baldor is consistently the "most preferred" industrial motor manufacturer.

Achieving Growth through New Customers, New Products and New Markets

A Healthy Balance of Business

In 2004, our business remained equally divided between distributors and original equipment manufacturers (OEMs).

Distributors are replacing inventory depleted during the recession, while OEMs are seeing increased orders for capital equipment requiring Baldor products. Overall, new customers represented 17% of our business.

Custom motors represent 40% of our total motor sales. From designing to manufacturing custom motors, everyone at Baldor has a "can do" attitude.



Roger Durant - Testing

Taking the Lead in Custom Motors

Custom motors now represent 40% of our total motor business. Our strategy of developing new products to fit specific applications and a continued focus on reducing lead times is paying off.



Jim Scheller - Engineering

Internationally Speaking

International sales now represent 16% of our total business. International sales grew at a rate of 22% and exceeded $100 million in 2004. We expect our international business to continue to grow faster than our domestic business. In 2004, we announced the opening of new offices in China and India to better serve customers in those countries.



Lap Bui - International Sales


BALDOR
H2



New products are an important part of our growth strategy. Each year, new products represent 25-30% of our total sales.

New Products Provide New Opportunities

2004 was a banner year for new products in every area. We added over 300 stock products and thousands of custom designed motors.

We continue to keep an eye on emerging markets and will develop new products to meet those customer demands.


BALDOR
POWRLITE



Improving Productivity through Education and Training

Over the past 12 years, we have graduated more than 9,000 students from our customer education classes.

In 2004 we continued investments in education and training, for both our customers and our employees.


BALDOR
MOTORS, DRIVES & GENERATORS
Over 9,000
Graduates
BALDOR

Marty Golofski - Education and Training

The Best Workforce in the Industry

We have the best workforce in our industry, and our employees are committed to our success. Each employee has the opportunity to benefit from our growth through profit-sharing and stock options. We continued focusing efforts on employee education, training, and safety. We set a record for employee reimbursement for continuing education.

Building Loyalty Through Customer Education

Customer education classes showed a strong increase in attendance, due in part to the increase in business and the continued desire of customers to learn about the variety of technologies and products offered by Baldor. This bond helps us build solid relationships with our customers, leading to long-term customer loyalty.



The Future of Learning

Baldor also announced in late 2004 the planned construction of the R.S. Boreham, Jr. Learning Center to be located next to the Baldor Fort Smith Motor Plant. The new facility will be the site of employee and customer education classes. Construction of the facility will be complete in 2005.



A graphic representation of the Learning Center auditorium, which will seat 100 people for meetings, education, and training classes.




BALDOR
R.S. BOREHAM, JR.
TRAINING CENTER
WEST ELEVATION

Leading the Industry with Products and Performance

Approximately half of Baldor sales go to original equipment manufacturers and half to distributors.

•

We have over 6,000 active customers.

•

We produce 100,000 different types of motors each year, selling them to more than 160 industries.

•

Baldor has the broadest industrial electric motor product line in the industry.

•

Baldor has one of the most complete generator product lines from 1.1 to 2,000 kW.

•

Baldor stocks over 6,500 items in 49 locations worldwide, ready for immediate shipment.



Our Super-E® premium efficient motors from 1 – 1500 horsepower, are used in a variety of applications including food processing, HVAC, automotive, pump, and many more. Baldor leads the industry in premium efficient motors.



When it comes to severe duty motors for the processing industries, Baldor has the solution in stock. Our severe duty motors are commonly found in petrochemical, forest product, and mining applications.

In today's manufacturing plants, automation is becoming necessary to make significant productivity improvements. Baldor's line of servo motors, linear motors, amplifiers, and motion controls provide the solutions.





Baldor leads the industry in providing motors, drives, and gearboxes for washdown applications typical in food processing plants. Subjected to frequent high-pressure washing, Baldor products are preferred because they last longer.



Over 60 years ago we introduced the first Baldor grinder. We continue to produce the highest quality industrial bench grinders, buffers, and polishers available.

Our complete line of generators are well-suited for portable, commercial/ industrial standby, and prime power applications. From 1.1 kW to 2 megawatts, we have the power.


BALDOR
BALDOR
3000W

Baldor was the first electric motor manufacturer recognized by EnergyStar™.

●

For 19 consecutive years, Baldor has ranked #1 in customer preference for electric motors.



Easy-to-use, reliable and high performance are just a few words to describe Baldor's extensive line of variable speed drives. Whether the application calls for an inverter, vector, or servo drive, we have the solution customers need.

Eleven-Year Summary of Financial Data

(In thousands, except per share data)

	Net Sales	Cost Goods Sold	Net Earnings	Per Share Data: Diluted Net Earnings	Per Share Data: Basic Net Earnings	Per Share Data: Dividends	Percent Return On Average Equity	Shareholders' Equity	Total Assets	Long-Term Obligations	Working Capital
2004	$648,195	$473,752	$35,052	$1.05	$1.06	$0.57	12.9%	$283,615	$501,560	$104,025	$213,145
2003	561,391	409,294	24,779	0.74	0.75	0.53	9.2%	261,488	476,955	79,465	171,802
2002	549,507	396,815	23,895	0.69	0.70	0.52	8.9%	274,598	472,761	105,285	199,023
2001	557,459	401,471	22,385	0.65	0.66	0.52	8.6%	262,485	457,527	98,673	173,638
2000	621,242	423,861	46,263	1.34	1.36	0.50	17.6%	260,845	464,978	99,832	174,803
1999	585,551	399,833	43,723	1.19	1.21	0.45	16.5%	266,109	423,941	56,305	183,956
1998	596,660	410,748	44,610	1.17	1.21	0.40	17.6%	264,292	411,926	57,015	176,126
1997	564,756	389,711	40,365	1.09	1.13	0.36	18.2%	243,434	355,889	27,929	141,268
1996	508,526	353,345	35,173	0.97	1.00	0.30	17.1%	200,325	325,486	45,027	146,975
1995	478,315	334,306	32,305	0.84	0.88	0.26	16.3%	211,377	313,462	25,255	145,069
1994	422,714	297,212	26,359	0.69	0.73	0.21	15.3%	184,262	283,155	26,303	118,550

Net Sales



600
500
400
300
200
100
0
DOLLARS (IN MILLIONS)
94 95 96 97 98 99 00 01 02 03 04

Dividends Per Share



.55
.50
.45
.40
.35
.30
.25
.20
.15
.10
.05
0
DOLLARS
94 95 96 97 98 99 00 01 02 03 04

Earnings Per Share (Diluted)



1.40
1.20
1.00
.80
.60
.40
.20
0
DOLLARS
94 95 96 97 98 99 00 01 02 03 04

Operating Margins



16
14
12
10
8
6
4
2
0
PERCENT
94 95 96 97 98 99 00 01 02 03 04

Total Assets



500
450
400
350
300
250
200
150
100
50
0
DOLLARS (IN MILLIONS)
94 95 96 97 98 99 00 01 02 03 04

Shareholders' Equity



300
250
200
150
100
50
0
DOLLARS (IN MILLIONS)
94 95 96 97 98 99 00 01 02 03 04

Long Term Debt to Total Capitalization



28
26
24
22
20
18
16
14
12
10
8
6
4
2
0
PERCENT
94 95 96 97 98 99 00 01 02 03 04

Research and Development



30
25
20
15
10
5
0
DOLLARS (IN MILLIONS)
94 95 96 97 98 99 00 01 02 03 04

Property, Plant and Equipment Additions



40
35
30
25
20
15
10
5
0
DOLLARS (IN MILLIONS)
94 95 96 97 98 99 00 01 02 03 04

Book Value Per Share



8
7
6
5
4
3
2
1
0
DOLLARS
94 95 96 97 98 99 00 01 02 03 04

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Overview

Broad-based and consistent growth throughout 2004 resulted in record consolidated net sales for the 2004 fiscal year. For the year, net sales advanced 15.5% from 2003. Gross and operating margins were 26.9% and 9.3%, respectively, compared to 27.1% and 8.2% a year ago. Net earnings in 2004 amounted to $35.1 million, an increase of 41.4% from earnings of $24.8 million in 2003. Net earnings in 2002 were $23.9 million. Diluted earnings per share rose 41.1% to $1.05 in 2004 from $0.74 in 2003. Total dividends paid to shareholders in 2004 amounted to $0.57 per share, up from $0.53 per share in 2003.

Net Sales

Net sales for 2004 were a record $648.2 million, rising 15.5% above 2003 net sales of $561.4 million. Sales in 2002 amounted to $549.5 million. Sales of electric motors increased 13.5% in 2004 and amounted to 76.2% of total product sales compared to 77.5% in 2003. Sales of drives products were up 15.7% for the year and amounted to 17.1% of total product sales in 2004 compared to 17.0% in 2003. Sales of generator products rose 41.8% during the year and comprised 6.7% of total product sales versus 5.5% in 2003. Baldor serves many industries and geographic regions by selling to a broad base of distributors and Original Equipment Manufacturers (OEMs) both domestically and in more than 70 countries around the world. For the years 2004, 2003, and 2002, sales to distributors and OEM customers remained at approximately 50% each. No single customer accounted for more than 5% of sales in any year covered by this report.

Gross Margin

Gross margin was 26.9% in 2004 compared to 27.1% in 2003 and 27.8% in 2002. Raw material costs increased sharply during 2004. Although productivity and product design improvements and price increases mitigated much of the effects of increased copper and steel costs, gross margin suffered during the year.

Operating Margin

Operating margin for 2004 improved to 9.3% from 8.2% in 2003 and 2002. Selling and administrative expenses decreased to 17.6% of net sales in 2004 from 18.9% in 2003 and 19.5% in 2002. We continued to reduce freight and warranty cost in 2004. Together, freight and warranty costs were 0.5% of net sales lower in 2004 than in 2003. During the fourth quarter of 2004, certain contingent liabilities were adjusted by approximately $1.5 million to reflect current exposures, resulting in a reduction in selling and administrative expenses of 0.2% of sales. The remainder of improvement resulted from our ability to support a 15% increase in net sales without adding fixed selling and administrative costs.

Net Earnings

Pre-tax margin improved to 8.1% for 2004 compared to 7.0% for 2003 and 6.9% in 2002. While increased materials costs had a negative effect on gross margin, efficiencies in selling and administrative costs combined with increased sales volume resulted in better pre-tax margins. Net earnings for 2004 were up 41.4% from 2003 and diluted earnings per share increased 41.1% to $1.05. During the fourth quarter of 2004, certain accrued income tax liabilities were adjusted to reflect current exposure. The resulting reduction in income tax expense amounted to approximately $2.1 million, or $0.06 per diluted share.

International Sales

International sales (foreign affiliates and exports) amounted to $101.0 million in 2004, an increase of 22.1% over the $82.8 million in 2003. International sales were $74.8 million in 2002. The majority of international sales are from products produced in the United States and exported.

Environmental Remediation

Management believes, based on its internal reviews and other factors, that any future costs relating to environmental remediation and compliance will not have a material effect on the capital expenditures, earnings, cash flows, or competitive position of the Company.

Financial Position

Overview

The Company's financial position remained strong through 2004. We continued to increase our financial strength while investing in research and development for new and existing products, making capital investments in our manufacturing facilities, expanding into new markets and continuing to invest in both our employees' and customers' education and training. Baldor believes the investment in our employees through training and education is a key to continued success and improved shareholder value.

Investments in property, plant and equipment amounted to $18.1 million in 2004, $15.1 million in 2003, and $10.6 million in 2002. These investments were made primarily to centralize operations, increase capacity, and improve quality and productivity.

The Company's commitment to research and development continues to help us maintain a leadership position in the marketplace and satisfy customers' needs. Investments in research and development amounted to $25.4 million in 2004, $21.9 million in 2003, and $22.5 million in 2002. We continue to make investments in new product development as well as in existing products for improved performance, increased energy efficiency, and manufacturability.

Liquidity and Capital Resources

Our liquidity position remained solid in 2004. The Company had working capital of $213.1 million at January 1, 2005, and $171.8 million at January 3, 2004. The ratio of current assets to current liabilities was 3.5 to 1 at year-end 2004, compared to 2.7 to 1 at the end of fiscal year 2003. The increase in working capital and current ratio was partially related to the reclassification of $25 million of the Company's outstanding long-term debt. The Company had a credit facility that expired in October 2004 and was classified as a current liability at January 3, 2004. The debt was refinanced in 2004 with a maturity date after January 1, 2006. Accordingly, the debt is classified as non-current at January 1, 2005.

Liquidity was supported by cash flows from operations of $31.2 million in 2004, $62.8 million in 2003 and $53.6 million in 2002. The 15.5% increase in net sales during 2004 resulted in increased investments in accounts receivable and inventories. Increases in trade accounts receivables in 2004 reduced operating cash flows by $19.3 million compared to 2003. This was a normal fluctuation with the increase in sales. The record sales volume of 2004 also resulted in increased investment in finished goods and raw materials inventories, reducing operating cash flows by $11.9 million when compared to 2003. Normal increases in accounts payable resulted in a $6.9 million increase in operating cash flows compared to 2003. Income tax payments made in 2004 increased $20.0 million over 2003. Payments made in 2003 were unusually low due to overpayments made in prior years.

The Company utilized a portion of its cash flows from operations to fund property, plant, and equipment additions of $18.1 million in 2004 and $15.1 million in 2003. In addition, dividends were paid to shareholders amounting to $19.1 million for 2004 and $17.5 million for 2003. In 2003, the Company also funded the acquisition of Energy Dynamics, Inc. in the amount of $5.8 million and repurchased 1.5 million shares of the Company's common stock for $26.7 million.

Total long-term debt, including amounts classified as current maturities, was $104.0 million at January 1, 2005, compared to $105.3 million at January 3, 2004. The Company's credit agreements contain various financial covenants, and the Company was in compliance with those covenants during all of the periods presented in this report.

Baldor's principal source of liquidity is operating cash flows. Accordingly, the Company is dependent primarily on continued demand for our products as well as collectability of receivables from our customers. Our broad base of customers and industries served, as well as our favorable position in the marketplace, ensure that fluctuations in a particular customer's or industry's business will not have a material effect on the Company's sales or collectability of receivables. As a result, management expects that the Company's foreseeable cash needs for operations and capital expenditures will continue to be met through operating cash flows and existing credit facilities.

The table below summarizes the Company's contractual obligations as of January 1, 2005.

(In thousands)	Payments due by period				
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Contractual Obligations:					
Long-term debt obligations (a)	$115,276	$3,423	$66,748	$42,945	$2,160
Operating lease obligations	9,803	3,579	2,115	1,206	2,903
Other Commercial Commitments:					
Letters of Credit	2,257	2,257	0	0	0

(a) Includes interest on both fixed and variable rate obligations. Interest associated with variable rate obligations is based upon interest rates in effect at January 1, 2005. The contractual amounts to be paid on variable rate obligations are affected by changes in market interest rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.

Dividend Policy

Annual dividends amounted to $0.57 per share in 2004 and $0.53 per share in 2003. There have been three dividend increases in the last five years and 10 increases in the last 10 years. These increases were in line with Baldor's policy of making increases periodically, as earnings and financial strength warrant. The objective is for shareholders to obtain dividend increases over time while also participating in the growth of the Company.

Market Risk

Market risks relating to the Company's operations result primarily from changes in commodity prices, interest rates, and foreign exchange rates. To maintain stable pricing for its customers, the Company enters into various hedging transactions as described below.

The Company is a purchaser of certain commodities, primarily copper, aluminum, and steel, and periodically utilizes commodity futures and options for hedging purposes to reduce the effects of changing commodity prices. Generally, contract terms of a hedge instrument closely mirror those of the hedged item providing a high degree of risk reduction and correlation. Contracts that are highly effective at meeting this risk reduction and correlation criteria are recorded using hedge accounting.

The Company's interest rate risk is related to its available-for-sale securities and long-term debt. Due to the short-term nature of the Company's securities portfolio, anticipated interest rate risk is not considered material. The Company's debt obligations include certain notes payable to banks bearing interest at a quarterly variable rate. The Company manages its interest rate risk exposure by maintaining a mix of fixed and variable rates for debt. A 1.0% increase in variable borrowing rates would not have a material effect on the Company's consolidated balance sheets, results of operations, or cash flows.

Foreign affiliates comprise less than 5% of total assets. The Company does not anticipate the use of derivatives for managing foreign currency risk, but continues to monitor the effects of foreign currency exchange rates.

Critical Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. The Company believes the following are the critical accounting policies, which could have the most significant effect on the Company's reported results and require subjective or complex judgments by management.

Revenue Recognition: The Company sells products to its customers FOB shipping point. Title passes to the customer when the product is shipped. Accordingly, revenue is recognized when the product is shipped. The Company has no further obligations associated with the product sale that would impact revenue recognition after the product is shipped.

Allowance for Doubtful Accounts: The Company records allowances for doubtful accounts based on customer-specific analysis, general matters such as current assessments of past due balances and economic conditions, and historical losses. Additional allowances for doubtful accounts may be required if there is deterioration in past due balances, if economic conditions are less favorable than the Company had anticipated, or for customer-specific circumstances, such as financial difficulty.

Inventories: Inventories are valued at the lower of cost or market, with cost being determined principally by the last-in, first-out (LIFO) method, except for non-U.S. inventories, which are determined by the first-in, first-out (FIFO) method. The valuation of LIFO inventories is made at the end of each year based on inventory levels and costs at that time. The Company reviews the net realizable value of inventory on an on-going basis, with consideration given to deterioration, obsolescence, and other factors. If actual market conditions differ from those projected by management, adjustments to inventory values may be required.

Self-Insurance Liabilities: The Company's self-insurance programs include primarily product liability, workers' compensation, and health. The Company self-insures from the first dollar of loss up to specified retention levels. Eligible losses in excess of self-insurance retention levels and up to stated limits of liability are covered by policies purchased from third-party insurers. The aggregate self-insurance liability is estimated using the Company's claims experience and risk exposure levels for the periods being valued and current conditions. Adjustments to the self-insured liabilities may be required to reflect emerging claims experience and other factors.

Long-Lived Assets and Goodwill: The Company evaluates the recoverability of the carrying amount of long-lived assets whenever events indicate that the carrying amount of an asset may not be fully recoverable. The Company evaluates the recoverability of goodwill and other intangible assets with indefinite lives annually or more frequently if events indicate that an asset may be impaired. The Company uses judgment when applying the impairment rules to determine when an impairment test is necessary. The Company is required to make estimates of its future cash flows related to the asset subject to review. These estimates require assumptions about demand for the Company's products, future market conditions, technological developments, and future discount rates and growth rates.

Recently Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" and superseding APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R requires the Company to expense grants made under stock option plans. That cost will be recognized over the vesting period of the plans. SFAS No. 123R is effective for the first interim or annual period beginning after June 15, 2005. Upon adoption of SFAS No. 123R, amounts previously disclosed under SFAS No. 123 will be recorded in the consolidated statement of earnings. The Company is evaluating the alternatives allowed under the standard, which the Company is required to adopt beginning in the third quarter of 2005. The Company expects the annual impact of adopting SFAS No. 123R to be a reduction of $0.01 to $0.02 per diluted share.

In December 2004, the FASB issued FASB Staff Position No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision Within the American Jobs Creation Act of 2004." The American Jobs Creation Act of 2004 (the Act) contained a provision, which allows for an 85% dividends received deduction with respect to certain dividends received from foreign subsidiaries. The Company does not expect to repatriate foreign earnings pursuant to the Act. Accordingly, the Act is not expected to have a significant effect on the Company's consolidated financial statements.

Forward-looking Statements

This annual report and other written reports and oral statements made from time to time by the Company and its representatives may contain forward-looking statements. The forward-looking statements (generally identified by words or phrases indicating a projection or future expectation such as "outlook," "optimistic," "trends," "expect(s)," "assuming," "expectations," "forecasted," "estimates," "expected") are based on the Company's current expectations and some of them are subject to risks and uncertainties. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The factors that might cause such differences include, but are not limited to, the following: (i) changes in economic conditions, (ii) developments or new initiatives by our competitors in the markets in which we compete, (iii) fluctuations in the costs of select raw materials, (iv) the success in increasing sales and maintaining or improving the operating margins of the Company, and (v) other factors including those identified in the Company's filings made from time to time with the Securities and Exchange Commission.

Consolidated Balance Sheets
Baldor Electric Company and Affiliates

ASSETS *(In thousands, except share data)*			January 1 2005	January 3 2004
CURRENT ASSETS:	Cash and cash equivalents		$ 12,054	$ 10,635
	Marketable securities		32,392	36,654
	Receivables, less allowances for doubtful accounts of $3,308 in 2004 and $3,870 in 2003		101,088	83,200
	Inventories:	Finished products	81,078	73,668
		Work in process	12,239	10,721
		Raw materials	59,732	51,295
			153,049	135,684
		LIFO valuation adjustment	(31,544)	(23,561)
			121,505	112,123
	Prepaid expenses		3,920	3,703
	Other current assets and deferred income taxes		26,786	28,578
	TOTAL CURRENT ASSETS		297,745	274,893
PROPERTY, PLANT AND EQUIPMENT:	Land and improvements		6,126	6,287
	Buildings and improvements		60,179	59,530
	Machinery and equipment		303,281	286,629
	Allowances for depreciation and amortization		(232,376)	(216,812)
	NET PROPERTY, PLANT AND EQUIPMENT		137,210	135,634
OTHER ASSETS:	Goodwill		62,785	62,845
	Other		3,820	3,583
	TOTAL ASSETS		$ 501,560	$ 476,955

LIABILITIES AND SHAREHOLDERS' EQUITY

			January 1 2005	January 3 2004
CURRENT LIABILITIES:	Accounts payable		$ 39,075	$ 28,966
	Employee compensation		7,825	6,820
	Profit sharing		6,885	5,436
	Accrued warranty costs		6,335	6,625
	Accrued insurance obligations		11,613	12,515
	Other accrued expenses		6,037	7,494
	Dividends payable		4,959	4,595
	Income taxes payable		1,871	4,821
	Current maturities of long-term obligations		0	25,819
	TOTAL CURRENT LIABILITIES		84,600	103,091
LONG-TERM OBLIGATIONS			104,025	79,465
DEFERRED INCOME TAXES			29,320	32,911
SHAREHOLDERS' EQUITY:	Preferred stock, $0.10 par value			
	Authorized shares: 5,000,000			
	Issued and outstanding shares: None			
	Common stock, $0.10 par value			
	Authorized shares: 150,000,000			
	Issued: 2004 - 40,423,054;	2003 - 40,018,261	4,042	4,002
	Outstanding: 2004 - 33,109,762;	2003 - 32,829,738		
	Additional capital		61,117	53,683
	Retained earnings		354,696	338,696
	Accumulated other comprehensive income (loss)		1,050	(675)
	Treasury stock: 2004 - 7,313,292;	2003 - 7,188,523	(137,290)	(134,218)
	TOTAL SHAREHOLDERS' EQUITY		283,615	261,488
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 501,560	$ 476,955

See notes to consolidated financial statements.

Consolidated Statements of Earnings
Baldor Electric Company and Affiliates

(In thousands, except share data)		Year Ended January 1 2005	Year Ended January 3 2004	Year Ended December 28 2002
Net sales		**$ 648,195**	$ 561,391	$ 549,507
Other income, net		**1,938**	1,960	1,383
		650,133	563,351	550,890
Cost and expenses:	Cost of goods sold	**473,752**	409,294	396,815
	Selling and administrative	**113,933**	106,343	107,407
	Profit sharing	**6,885**	5,436	5,285
	Interest	**3,235**	2,949	3,454
		597,805	524,022	512,961
Earnings before income taxes		**52,328**	39,329	37,929
Income taxes		**17,276**	14,550	14,034
	NET EARNINGS	**$ 35,052**	$ 24,779	$ 23,895
Net earnings per share-basic		**$ 1.06**	$ 0.75	$ 0.70
Net earnings per share-diluted		**$ 1.05**	$ 0.74	$ 0.69
Weighted average shares outstanding - basic		**32,953,382**	32,928,369	34,060,853
Weighted average shares outstanding - diluted		**33,485,261**	33,404,733	34,622,136

See notes to consolidated financial statements.

Summary of Quarterly Results of Operations (Unaudited)
Baldor Electric Company and Affiliates

(In thousands, except per share data)		Quarter First	Quarter Second	Quarter Third	Quarter Fourth**	Total
2004:	Net sales	**$152,823**	**$163,695**	**$168,832**	**$162,845**	**$648,195**
	Gross profit	**42,188**	**44,616**	**44,739**	**42,900**	**174,443**
	Net earnings	**7,439**	**8,472**	**8,731**	**10,410**	**35,052**
	Net earnings per share - basic	**0.23**	**0.26**	**0.26**	**0.31**	**1.06**
	*Net earnings per share - diluted	**0.22**	**0.25**	**0.26**	**0.31**	**1.05**
2003:	Net sales	$137,389	$138,523	$138,980	$146,499	$561,391
	Gross profit	37,380	37,760	36,826	40,131	152,097
	Net earnings	6,165	5,999	6,065	6,550	24,779
	Net earnings per share - basic	0.18	0.18	0.19	0.20	0.75
	Net earnings per share - diluted	0.18	0.18	0.18	0.20	0.74

*The sum of the quarter amounts does not agree to the total due to rounding.

**Fourth quarter 2003 included 14 weeks. All other quarters presented included 13 weeks.

Fourth quarter 2004 includes income tax adjustments of $(2.1) million and contingency reserve adjustments of $(838,000), net of tax.

Consolidated Statements of Cash Flow

Baldor Electric Company and Affiliates

(In thousands)				Year ended January 1 2005	January 3 2004	December 28 2002
Operating activities:	Net earnings			**$ 35,052**	$ 24,779	$ 23,895
	Adjustments to reconcile net earnings to net cash from operating activities:	Losses (gains) on sales of marketable securities		**165**	(94)	(46)
		Depreciation		**17,271**	17,180	17,595
		Amortization		**1,872**	1,659	1,410
		Deferred income taxes		**583**	8,909	4,435
		Changes in operating assets and liabilities:	Receivables	**(17,888)**	1,408	(448)
			Inventories	**(9,382)**	2,561	13,081
			Other current assets	**235**	(1,593)	452
			Accounts payable	**10,109**	3,242	(3,541)
			Accrued expenses and other liabilities	**169**	(2,227)	(2,590)
			Income taxes	**(5,709)**	3,640	(934)
			Other - net	**(1,286)**	3,307	265
	Net cash from operating activities			**31,191**	62,771	53,574
Investing activities:	Additions to property, plant and equipment			**(18,107)**	(15,132)	(10,556)
	Marketable securities purchased			**(29,176)**	(39,152)	(32,014)
	Marketable securities sold			**33,024**	29,516	16,045
	Acquisitions (net of cash acquired)			**0**	(5,831)	0
	Net cash used in investing activities			**(14,259)**	(30,599)	(26,525)
Financing activities:	Additional long-term obligations			**43,000**	0	14,000
	Reduction of long-term obligations			**(44,259)**	(3,898)	(7,268)
	Unexpended debt proceeds			**396**	2	3
	Dividends paid			**(19,052)**	(17,518)	(17,931)
	Common stock repurchased			**0**	(26,686)	0
	Stock option plans			**4,402**	2,048	3,098
	Net cash used in financing activities			**(15,513)**	(46,052)	(8,098)
Net increase (decrease) in cash and cash equivalents				**1,419**	(13,880)	18,951
Beginning cash and cash equivalents				**10,635**	24,515	5,564
Ending cash and cash equivalents				**$ 12,054**	$ 10,635	$ 24,515

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
Baldor Electric Company and Affiliates

(In thousands, except share data)	Common Stock Shares	Common Stock Amount	Additional Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock (at cost)	Total
BALANCE AT DECEMBER 30, 2001	39,411	$ 3,941	$ 44,224	$ 325,642	$ (8,164)	$ (103,158)	$ 262,485
Comprehensive income							
Net earnings				23,895			23,895
Other comprehensive income							
Securities valuation adjustment, net of taxes of $51					85		85
Translation adjustments					1,900		1,900
Derivative unrealized loss, net of taxes of $831					1,299		1,299
Total other comprehensive income							3,284
Total comprehensive income							$27,179
Stock option plans (net of 60,580 shares exchanged and $509,000 tax benefit)	282	28	4,433			(1,363)	3,098
Cash dividends at $0.52 per share				(17,931)			(17,931)
Other				(233)			(233)
BALANCE AT DECEMBER 28, 2002	39,693	$ 3,969	$ 48,657	$ 331,373	$ (4,880)	$ (104,521)	$ 274,598
Comprehensive income							
Net earnings				24,779			24,779
Other comprehensive income (loss)							
Securities valuation adjustment, net of tax benefits of $85					(145)		(145)
Translation adjustments					2,809		2,809
Derivative unrealized gain, net of taxes of $985					1,541		1,541
Total other comprehensive income							4,205
Total comprehensive income							$28,984
Stock option plans (net of 134,890 shares exchanged and $321,000 tax benefit)	325	33	5,026			(3,011)	2,048
Cash dividends at $0.53 per share				(17,518)			(17,518)
Acquisition				62			62
Common stock repurchased (1,500,000 shares)						(26,686)	(26,686)
BALANCE AT JANUARY 3, 2004	40,018	$ 4,002	$ 53,683	$ 338,696	$ (675)	$ (134,218)	$ 261,488
Comprehensive income							
Net earnings				35,052			35,052
Other comprehensive income (loss)							
Securities valuation adjustment, net of tax benefits of $92					(157)		(157)
Translation adjustments					1,746		1,746
Derivative unrealized gain, net of taxes of $87					136		136
Total other comprehensive income							1,725
Total comprehensive income							$36,777
Stock option plans (net of 124,769 shares exchanged and $630,000 tax benefit)	405	40	7,434			(3,072)	4,402
Cash dividends at $0.57 per share				(19,052)			(19,052)
BALANCE AT JANUARY 1, 2005	40,423	$ 4,042	$ 61,117	$ 354,696	$ 1,050	$ (137,290)	$ 283,615

See notes to consolidated financial statements.

NOTE A
SIGNIFICANT ACCOUNTING POLICIES

Line of Business: The Company operates in one industry segment that includes the design, manufacture and sale of industrial electric motors, drives and generators.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Consolidation: The consolidated financial statements include the accounts of the Company and all its affiliates. Intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year: The Company's fiscal year ends on the Saturday nearest to December 31, which results in a 52-week or 53-week year. Fiscal year 2004 contained 52 weeks. Fiscal year 2003 contained 53 weeks, and fiscal year 2002 contained 52 weeks.

Cash Equivalents: Cash equivalents consist of highly liquid investments having original maturities of three months or less.

Marketable Securities: All marketable securities are classified as available-for-sale and are available to support current operations or to take advantage of other investment opportunities. Those securities are stated at estimated fair value based upon market quotes. Unrealized gains and losses, net of tax, are computed on the basis of specific identification and are included in accumulated other comprehensive income. Realized gains, realized losses, and declines in value, judged to be other than temporary, are included in other income. The cost of securities sold is based on the specific identification method and interest earned is included in other income.

Accounts Receivable: Trade receivables are recorded in the balance sheet at outstanding principal, adjusted for charge-offs and allowances for doubtful accounts. The allowance for doubtful accounts is estimated based on historical losses and current conditions.

Inventories: The Company values inventories at the lower of cost or market, with cost being determined principally by the last-in, first-out method (LIFO), except for $16,835,000 in 2004 and $16,183,000 in 2003, at foreign locations, valued by the first-in, first-out method (FIFO).

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated useful lives of the assets ranging from 10 to 39 years for buildings and improvements and 3 to 15 years for machinery and equipment. Capitalized software costs amounting to $24.8 million and $22.1 million, net of accumulated amortization, at January 1, 2005, and January 3, 2004, respectively, are included in machinery and equipment and are amortized over their estimated useful life of 15 years.

Fair Value of Financial Instruments: The Company's methods and assumptions used to estimate the fair value of financial instruments include quoted market prices for marketable securities and discounted cash flow analysis for fixed rate long-term debt. The Company estimates that the fair value of its financial instruments approximates carrying value at January 1, 2005, and January 3, 2004. The carrying amounts of cash and cash equivalents, receivables, and trade payables approximated fair value at January 1, 2005, and January 3, 2004, due to the short-term maturities of these instruments.

Self-Insurance Liabilities: The Company's self-insurance programs include primarily product liability, workers' compensation, and health. The Company self-insures from the first dollar of loss up to specified retention levels. Eligible losses in excess of self-insurance retention levels and up to stated limits of liability are covered by policies purchased from third-party insurers. The aggregate self-insurance liability is estimated using the Company's claims experience and risk exposure levels for the periods being valued and current conditions. Adjustments to the self-insured liabilities may be required to reflect emerging claims experience and other factors.

Goodwill: Goodwill and indefinite-lived intangible assets are reviewed for impairment on an annual basis, and more frequently if events occur or circumstances change that indicate possible impairment. The January 1, 2005, and January 3, 2004, annual impairment tests resulted in no impairments.

Long-Lived Assets: Impairment losses are recognized on long-lived assets when information indicates the carrying amount of these assets will not be recovered through future operations or sale.

Benefit Plans: The Company has a profit-sharing plan covering most employees with more than two years of service. The Company contributes 12% of pre-tax earnings of participating companies to the Plan.

Income Taxes: Income taxes are provided based on the liability method of accounting. Deferred income taxes are provided for the expected future tax consequences of temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

Research and Engineering: Costs associated with research, new product development, and product cost improvements are treated as expenses when incurred and amounted to approximately $25.4 million in 2004, $21.9 million in 2003, and $22.5 million in 2002.

Derivatives: The Company recognizes all derivatives on the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through earnings. If the derivative is a cash flow hedge, changes in the fair value are recognized in accumulated other comprehensive income (loss) until the hedged item is recognized in earnings. If a hedge transaction is terminated, any unrealized gain (loss) at the date of termination is carried in accumulated other comprehensive income (loss) until the hedged item is recognized as earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings in the period of change.

Shipping and Handling Costs: The Company classifies all amounts billed to customers for shipping and handling as revenue and classifies gross shipping and handling costs paid as selling expense. Costs included in selling and administrative expenses related to shipping and handling amounted to approximately $22.8 million in 2004, $20.9 million in 2003, and $22.4 million in 2002.

Stock-Based Compensation: The Company has certain stock-based employee compensation plans, which are described more fully in Note J. In accounting for these plans, the Company applies the intrinsic value method permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations.

SFAS No. 123 requires pro forma disclosure of the effects on net income and earnings per share when applying the fair value method of valuing stock-based compensation. The following table sets forth the pro forma disclosure of net income and earnings per share using the Black-Scholes option pricing model. For purposes of this disclosure, the estimated fair value of options is amortized over the applicable compensatory periods.

Pro Forma Information *(In thousands except per share data)*

	Basic	Diluted
2004		
Net income, as reported		**$35,052**
Add: Stock-based compensation expense included in reported net income, net of tax effects		**161**
Less: Stock-based compensation expense determined under fair value method, net of related tax effects		**(632)**
Pro forma net income		**$ 34,581**
Earnings per share:	**Basic**	**Diluted**
Reported	**$1.06**	**$1.05**
Pro forma	**$1.05**	**$1.03**
2003		
Net income, as reported		$ 24,779
Add: Stock-based compensation expense included in reported net income, net of tax effects		446
Less: Stock-based compensation expense determined under fair value method, net of related tax effects		(807)
Pro forma net income		$ 24,418
Earnings per share:	Basic	Diluted
Reported	$0.75	$0.74
Pro forma	$0.74	$0.73
2002		
Net income, as reported		$ 23,895
Add: Stock-based compensation expense included in reported net income, net of tax effects		581
Less: Stock-based compensation expense determined under fair value method, net of related tax effects		(1,162)
Pro forma net income		$ 23,314
Earnings per share:	Basic	Diluted
Reported	$0.70	$0.69
Pro forma	$0.68	$0.67

Revenue Recognition: The Company sells products to its customers FOB shipping point. Title passes to the customer when the product is shipped. Accordingly, revenue is recognized when the product is shipped. The Company has no further obligations associated with the product sale that would impact revenue recognition after the product is shipped.

Earnings Per Share: The Company's presentation of financial results includes both basic earnings per share and diluted earnings per share in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share includes all dilutive common stock equivalents.

Foreign Currency Translation: Assets and liabilities of foreign affiliates are translated into U.S. dollars at year-end exchange rates. Income statement items are generally translated at average exchange rates prevailing during the period. Translation adjustments are recorded in accumulated other comprehensive income (loss) in shareholders' equity.

Product Warranties: The Company accrues for product warranty claims based on historical experience and the expected costs to provide warranty service. Changes in the carrying amount of product warranty reserves for the year ended January 1, 2005, are as follows:

(In thousands)

Balance at January 3, 2004	Charges to Costs and Expenses	Deductions	Balance at January 1, 2005
$6,625	$2,277	$(2,567)	$6,335

Amounts included in selling and administrative costs amounted to $2,277,000 in 2004, $2,700,000 in 2003, and $2,804,000 in 2002.

NOTE B
LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:

(In thousands)	2004	2003
Industrial Development Bonds:		
Due in 2004 at variable rates ranging from 1.34% to 4.02%	$ **0**	$ 810
Due in 2010 at variable rate of 1.74%	**2,025**	5,465
Notes payable to banks:		
Due October 23, 2004 at 4.97% fixed rate	**0**	25,000
Due March 31, 2004 at 1.92% variable rate	**0**	12,000
Due July 31, 2004 at 1.91% variable rate	**0**	15,000
Due January 31, 2007 at 2.88% variable rate	**47,000**	47,000
Due March 15, 2006 at 2.90% variable rate	**15,000**	0
Due October 25, 2009 at 3.62% fixed rate	**25,000**	0
Due September 30, 2009 at 4.63% fixed rate	**15,000**	0
Due November 1, 2004 at 10.16% fixed rate	**0**	9
	104,025	105,284
Less current maturities	**0**	25,819
	$ 104,025	$ 79,465

Certain long-term obligations are collateralized by property, plant and equipment with a net book value of $626,000 at January 1, 2005.

Maturities of long-term obligations during the five year period ending 2009 are: 2005 - $0; 2006 - $15,000,000; 2007 - $47,000,000; 2008 - $0; 2009 and thereafter - $42,025,000.

Certain long-term obligations require that the Company maintain various financial ratios. These ratios were all met for 2004 and 2003. At January 1, 2005, the Company had outstanding letters of credit totaling $2,257,000 that will expire between February 28, 2005, and July 1, 2005. The Company expects to renew these letters of credit prior to expiration.

Interest paid was $3,037,000 in 2004, $2,878,000 in 2003, and $3,312,000 in 2002.

The Company has a note payable to bank of $47,000,000 secured by trade accounts receivable. This note was renewed March 5, 2004, with a maturity date of February 1, 2007. The Company utilizes a wholly-owned special purpose entity (SPE) to securitize the receivables. The SPE has no other purpose other than the securitization and is consolidated in the Company's financial statements.

NOTE C MARKETABLE SECURITIES

Baldor currently invests in only high-quality, short-term investments, which it classifies as available-for-sale. Differences between amortized cost and estimated fair value at January 1, 2005, and January 3, 2004, are not material and are included in accumulated other comprehensive income (loss). Because investments are predominantly short-term and are generally allowed to mature, realized gains and losses for both years have been minimal. The following table presents the estimated fair value breakdown of investments by category:

(In thousands)	**2004**	2003
Municipal debt securities	**$ 18,865**	$ 20,678
U.S. corporate debt securities	**1,696**	4,435
U.S. Treasury & agency securities	**11,831**	11,641
Other debt securities	**1,412**	3,639
	33,804	40,393
Less cash equivalents	**1,412**	3,739
	$ 32,392	$ 36,654

The estimated fair value of marketable debt and equity securities at January 1, 2005, was $3,377,000 due in one year or less, $24,382,000 due in one to five years, $2,917,000 due in five to ten years, and $3,128,000 due after ten years. Because of the short-term nature of the investments, expected maturities and contractual maturities are generally the same.

NOTE D INCOME TAXES

The Company made income tax payments of $21,893,000 in 2004, $1,818,000 in 2003, and $10,174,000 in 2002. Income tax expense consists of the following:

(In thousands)		**2004**	2003	2002
Current:	Federal	**$ 13,056**	$ 3,908	$ 8,829
	State	**2,968**	1,456	1,283
	Foreign	**669**	277	(513)
		16,693	5,641	9,599
Deferred:	Federal	**46**	8,418	3,837
	State	**537**	491	598
	Foreign	**0**	0	0
		583	8,909	4,435
		$ 17,276	$ 14,550	$ 14,034

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these differences relate primarily to depreciation, certain liabilities and bad debt expense.

The following table reconciles the difference between the Company's effective income tax rate and the federal corporate statutory rate:

	2004	2003	2002
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State taxes, net of federal benefit	**4.4%**	3.3%	3.2%
Other	**(6.4%)**	(1.3%)	(1.2%)
Effective income tax rate	**33.0%**	37.0%	37.0%

The Company adjusted certain income tax liabilities during the fourth quarter of 2004 to reflect current exposure. These adjustments amounted to approximately $2.1 million and accounted for the reduction in effective income tax rate for 2004. The adjustments are included in Other in the above reconciliation.

The principal components of deferred tax assets (liabilities) are as follows:

(In thousands)	**2004**	2003
Accrued liabilities	**$ 3,653**	$ 4,989
Bad debt reserves	**900**	1,079
Foreign net operating losses	**1,382**	1,679
Employee compensation and benefits	**898**	(2,300)
	6,833	5,447
Valuation allowance	**(388)**	(363)
Deferred tax assets	**6,445**	5,084
Property, plant, equipment and intangibles	**(27,295)**	(28,098)
Derivative unrealized (gains) losses	**(1,033)**	(946)
Securities valuation	**(70)**	(22)
Deferred tax liabilities	**(28,398)**	(29,066)
Net deferred tax liabilities	**$ (21,953)**	$ (23,982)

Valuation allowance of $388,000 is to adjust foreign net operating loss carryforwards to expected future utilization.

The Company has accumulated but undistributed earnings of foreign subsidiaries aggregating approximately $6.6 million at January 1, 2005 that are expected to be permanently reinvested in the business. It is not currently practicable to estimate the tax liability that might be payable on the repatriation of these foreign earnings.

NOTE E FINANCIAL DERIVATIVES

Hedging of Copper and Aluminum Requirements

Periodically, the Company uses derivative financial instruments to reduce its exposure to various market risks. The Company does not regularly engage in speculative transactions, nor does the Company regularly hold or issue financial instruments for trading purposes. Generally, contract terms of a hedge instrument closely mirror those of the hedged item providing a high degree of risk reduction and correlation and are recorded using hedge accounting. Instruments that do not meet the criteria for hedge accounting are marked to fair value with unrealized gains or losses reported currently in earnings.

The Company had derivative balances related to cash flow hedges, with a fair value of $2,650,000 and $2,426,000 recorded in other current assets at January 1, 2005, and January 3, 2004, respectively.

The amount recognized in cost of sales on cash flow hedges amounted to approximately $(4.7 million) and $(934,000) in 2004 and 2003, respectively. The Company expects that after-tax gains, totaling approximately $1.6 million recorded in accumulated other comprehensive income (loss) at January 1, 2005, related to cash flow hedges, will be recognized in cost of sales within the next twelve months. The Company generally does not hedge anticipated transactions beyond 18 months.

NOTE F SHAREHOLDERS' EQUITY

Shareholder Rights Plan

The Company maintains a shareholder rights plan intended to encourage a potential acquirer to negotiate directly with the Board of Directors. The purpose of the plan is to ensure the best possible treatment for all shareholders. Under the terms of the plan, one Common Stock Purchase Right (a Right) is associated with each outstanding share of common stock. If an acquiring person acquires 20% or more of the Company's common stock then outstanding, the Rights become exercisable and would cause substantial dilution. Effectively, each such Right would entitle its holder (excluding the 20% owner) to purchase shares of Baldor common stock for half of the then current market price, subject to certain restrictions under the plan. A Rights holder is not entitled to any benefits of the Right until it is exercised. The Rights, which expire in May 2008, may be redeemed by the Company at any time prior to someone acquiring 20% or more of the Company's outstanding common stock and in certain events thereafter.

Accumulated Other Comprehensive Income (Loss)

Balances of related after-tax components comprising accumulated other comprehensive income (loss), included in shareholders' equity are as follows:

(In thousands)	Unrealized Gains on Securities	Unrealized Gains (Losses) on Derivatives	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income (Loss)
Balance at December 28, 2002	$ 181	$ (61)	$(5,000)	$(4,880)
Net change 2003	(145)	1,541	2,809	4,205
Balance at January 3, 2004	36	1,480	(2,191)	(675)
Net change 2004	**(157)**	**136**	**1,746**	**1,725**
Balance at January 1, 2005	**$ (121)**	**$ 1,616**	**$ (445)**	**$1,050**

Share Repurchases

On February 14, 2003, the Company, pursuant to its stock repurchase plan, repurchased 1.5 million shares of its common stock for cash in the amount of $26.7 million.

NOTE G COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company leases certain computers, buildings, and other equipment under operating lease agreements. Related rental expense was $6,100,000 in 2004, $6,600,000 in 2003, and $5,800,000 in 2002. Future minimum payments for operating leases having non-cancelable lease terms in excess of one year are: 2005 - $3,579,000; 2006 - $1,279,000; 2007 - $836,000; 2008 - $674,000; 2009 and thereafter - $3,435,000.

Legal Proceedings and Contingent Liabilities

The Company is subject to a number of legal actions arising in the ordinary course of business. Management expects that the ultimate resolution of these actions will not materially affect the Company's financial position, results of operations, or cash flows. During the fourth quarter of 2004, certain contingent liabilities were adjusted by approximately $1.5 million to reflect current exposures, resulting in a reduction in selling and administrative expenses.

NOTE H ACQUISITIONS

On February 13, 2003, the Company acquired all of the stock of Energy Dynamics, Inc. ("EDI") for cash in the amount of $5.8 million. EDI is a designer, assembler, and marketer of industrial generator sets. The acquisition has been accounted for as a purchase with resulting goodwill of approximately $5.8 million. EDI's results of operations for the year ended January 3, 2004, were not material to the Company's consolidated financial statements. Accordingly, pro forma information has not been presented. The Company's consolidated financial statements include the results of operations and the assets and liabilities of EDI after February 12, 2003.

NOTE I FOREIGN OPERATIONS

The Company's foreign operations include both export sales and the results of its foreign affiliates in Europe, Australia, Singapore, and Mexico. Consolidated sales, earnings before income taxes, and identifiable assets consist of the following:

(In thousands)	**2004**	2003	2002
Net Sales:			
United States Companies			
Domestic customers	**$ 547,092**	$ 479,414	$ 474,729
Export customers	**46,396**	40,926	36,792
	593,488	520,340	511,521
Foreign Affiliates	**54,707**	41,051	37,986
	$ 648,195	$ 561,391	$ 549,507
Earnings Before Income Taxes:			
United States Companies	**$ 50,217**	$ 39,076	$ 38,524
Foreign Affiliates	**2,111**	253	(595)
	$ 52,328	$ 39,329	$ 37,929
Assets:			
United States Companies	**$ 480,865**	$ 457,727	$ 455,699
Foreign Affiliates	**20,695**	19,228	17,062
	$ 501,560	$ 476,955	$ 472,761

NOTE J STOCK PLANS

At January 1, 2005, the Company had various stock plans. Grants can and have included: (1) incentive stock options to purchase shares at market value at grant date, and/or (2) non-qualified stock options to purchase shares of stock equal to and less than the stock's market value at grant date. Grants from the 1990 Plan expire six years from the grant date. All other grants expire 10 years from the date of grant.

The 1987, 1989, and 1996 Plans have expired except for options outstanding. A summary of the Company's stock plans follows.

1990 Plan – Only non-qualified options can be granted from this Plan. Options vest and become 50% exercisable at the end of one year and 100% exercisable at the end of two years. There are no charges to income. Shares authorized for grants: 1990 Plan - 501,600.

1987 and 1994 Plans – Incentive stock options vest and become fully exercisable with continued employment of six months for officers and three years for non-officers. Restrictions on non-qualified stock options normally lapse after a period of five years or earlier under certain circumstances. Related compensation expense for the non-qualified stock options is amortized over the applicable compensatory period. Shares authorized for grants: 1987 Plan - 2,700,000; 1994 Plan - 4,000,000.

1989, 1996 and 2001 Plans – Each non-employee director is granted an annual grant consisting of non-qualified stock options to purchase: (1) 3,240 shares at a price equal to the market value at grant date, and (2) 2,160 shares at a price equal to 50% of the market value at grant date. These options are immediately exercisable. Related compensation expense on the options granted at 50% of market is amortized over the applicable compensatory period. Shares authorized for grants: 1989 Plan - 540,000; 1996 Plan - 200,000; 2001 Plan - 200,000.

	1990 Plan	1987 and 1994 Plans	1989, 1996 and 2001 Plans
Type	Non-compensatory	Compensatory	Compensatory
Administrator	Stock Option Committee	Stock Option Committee	Executive Committee
Recipients	District Managers	Employees	Non-employee Directors
Status	Active	Active - 1994 Plan Expired - 1987 Plan	Active - 2001 Plan Expired - 1989 & 1996 Plans

Options Outstanding at Fiscal Year-End	**Granted at Market**	**Granted at Market**	**Granted at Less than Market**	**Granted at Market**	**Granted at Less than Market**
Range of exercise prices	$17.06 - $20.70	$13.56 - $26.56	$6.78 - $13.91	$13.44 - $23.40	$6.72 - $11.70
Options outstanding	71,004	1,741,316	202,850	161,352	93,353
Weighted-average exercise price	$20.12	$20.05	$9.88	$21.00	$10.42
Weighted-average remaining contractual life	3.6 years	5.2 years	5.2 years	5.9 years	5.7 years
Options currently exercisable	48,504	1,401,816	202,850	161,352	93,353
Weighted-average exercise price	$19.85	$19.70	$9.88	$21.00	$10.42

A summary of the Company's weighted average variables, using the Black-Scholes option pricing model, and stock option activity for fiscal years 2004, 2003, and 2002 follows:

Weighted Average Variables		**2004**		2003		2002
Volatility		**1.4%**		2.0%		2.5%
Risk-free interest rates		**4.0%**		3.7%		5.0%
Dividend yields		**2.3%**		2.6%		2.4%
Expected option life		**7.5 years**		6.7 years		7.6 years
Remaining contractual life		**5.2 years**		5.4 years		5.2 years
Per share price of options granted during year	**Exercise Price**	**Fair Value Price**	Exercise Price	Fair Value Price	Exercise Price	Fair Value Price
At market price	**$23.85**	**$2.34**	$20.27	$1.45	$21.68	$3.08
At less than market price	**$11.70**	**$6.14**	$10.11	$4.55	$9.81	$9.04

Stock Option Activity	**Shares**	**Weighted Average Price/Share**	Shares	Weighted Average Price/Share	Shares	Weighted Average Price/Share
Total options outstanding						
Beginning Balance	**2,491,187**	**$17.99**	2,499,790	$17.26	2,601,234	$16.62
Granted	**244,600**	**23.10**	421,500	18.85	233,300	19.17
Exercised	**(404,793)**	**15.79**	(325,170)	16.30	(281,618)	14.65
Expired	**(61,119)**	**22.42**	(104,933)	19.13	(53,126)	19.86
Ending Balance	**2,269,875**	**18.82**	2,491,187	17.99	2,499,790	17.26
Shares authorized for grant	**8,141,600**		8,141,600		8,141,600	
Shares exercisable, at year end	**1,907,875**	**18.32**	1,993,787	17.29	2,110,490	16.74
Shares reserved for future grants, at year end	**1,280,867**		1,466,348		1,793,381	

NOTE K EARNINGS PER SHARE

The table below details earnings per share for the years indicated:

	2004	2003	2002
Numerator Reconciliation:			
The numerator is the same for diluted and basic EPS:			
Net earnings *(in thousands)*	**$ 35,052**	$ 24,779	$ 23,895
Denominator Reconciliation:			
Weighted average shares - basic	**32,953,382**	32,928,369	34,060,853
Effect of dilutive securities - stock options	**531,879**	476,364	561,283
Weighted average shares - diluted	**33,485,261**	33,404,733	34,622,136
Earnings Per Share - basic	**$ 1.06**	$ 0.75	$ 0.70
Earnings Per Share - diluted	**$ 1.05**	$ 0.74	$ 0.69

The total number of anti-dilutive securities excluded from the above calculations were approximately 192,000 and 747,000 at January 1, 2005, and January 3, 2004, respectively.

NOTE L RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" and superseding APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R requires the Company to expense grants made under stock option plans. That cost will be recognized over the vesting period of the plans. SFAS No. 123R is effective for the first interim or annual period beginning after June 15, 2005. Upon adoption of SFAS No. 123R, amounts previously disclosed under SFAS No. 123 will be recorded in the consolidated statement of earnings. The Company is evaluating the alternatives allowed under the standard, which the Company is required to adopt beginning in the third quarter of 2005. The Company expects the annual impact of adopting SFAS No. 123R to be a reduction of $0.01 to $0.02 per diluted share.

In December 2004, the FASB issued FASB Staff Position No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision Within the American Jobs Creation Act of 2004." The American Jobs Creation Act of 2004 (the Act) contained a provision, which allows for an 85% dividends received deduction with respect to certain dividends received from foreign subsidiaries. The Company does not expect to repatriate foreign earnings pursuant to the Act. Accordingly, the Act is not expected to have a significant effect on the Company's consolidated financial statements.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors, Baldor Electric Company and Affiliates

We have audited the accompanying consolidated balance sheets of Baldor Electric Company and affiliates as of January 1, 2005 and January 3, 2004, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the three years in the period ended January 1, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baldor Electric Company and affiliates at January 1, 2005 and January 3, 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 1, 2005, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Baldor Electric Company and affiliates' internal control over financial reporting as of January 1, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Fort Smith, Arkansas
March 3, 2005

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors, Baldor Electric Company and Affiliates

We have audited management's assessment, included in the accompanying Report of Management on Internal Control over Financial Reporting, that Baldor Electric Company and affiliates maintained effective internal control over financial reporting as of January 1, 2005, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Baldor Electric Company and affiliates maintained effective internal control over financial reporting as of January 1, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, Baldor Electric Company and affiliates maintained, in all material respects, effective internal control over financial reporting as of January 1, 2005, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Baldor Electric Company and affiliates as of January 1, 2005 and January 3, 2004, and the related consolidated statements of earnings, cash flows and shareholders' equity for each of the three years in the period ended January 1, 2005, and our report dated March 3, 2005 expresses an unqualified opinion on these statements.

Ernst + Young LLP

Fort Smith, Arkansas
March 3, 2005

Report of Management on Responsibility for Financial Reporting

Management is responsible for the integrity and objectivity of the financial information contained in this annual report. The accompanying financial statements have been prepared in conformity with accounting standards generally accepted in the United States, applying informed judgments and estimates where appropriate.

The Audit Committee of the Board of Directors is composed solely of outside directors and is responsible for recommending to the Board the independent accounting firm to be retained for the coming year. The Audit Committee meets regularly with the independent auditors, with the Director of Audit Services, as well as with Baldor management, to review accounting, auditing, internal accounting controls, and financial reporting matters. The independent auditors, Ernst & Young LLP, and the Director of Audit Services have direct access to the Audit Committee without the presence of management to discuss the results of their audits.



JOHN A. MCFARLAND
Chairman and Chief Executive Officer



RONALD E. TUCKER
President, Chief Financial Officer and Secretary

Report of Management on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). We maintain a system of internal controls that provide reasonable assurance that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States and that assets are safeguarded from unauthorized use or disposition.

We conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This assessment included review of the documentation of controls, assessment of the design effectiveness of the controls, testing of the operating effectiveness of controls, and a conclusion on this assessment. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting, based on our assessment, we have concluded that our internal control over financial reporting was effective as of January 1, 2005. Ernst & Young, LLP, an independent registered public accounting firm, has issued an attestation report on management's assessment of internal control over financial reporting, which is included in this report.



JOHN A. MCFARLAND
Chairman and Chief Executive Officer



RONALD E. TUCKER
President, Chief Financial Officer and Secretary

Board of Directors

John A. McFarland
Chairman and Chief Executive Officer

Jefferson W. Asher, Jr.
Independent management consultant

Merlin J. Augustine, Jr.
Assistant Vice Chancellor of Finance and Administration at the University of Arkansas in Fayetteville

Roland S. Boreham, Jr.
Former Chairman and CEO of Baldor Electric Company

Richard E. Jaudes
Partner at Thompson Coburn LLP, Attorneys at Law

Robert J. Messey
Senior Vice President and Chief Financial Officer of Arch Coal, Inc.

Robert L. Proost
Financial consultant and lawyer
Former Corporate Vice President, Chief Financial Officer, & Director of Administration of A.G. Edwards & Sons, Inc.

R. L. Qualls
Independent financial consultant
Former CEO of Baldor Electric Company

Barry K. Rogstad
Independent business consultant
Former President of American Business Conference

Officers

Randall P. Breaux
Vice President - Marketing

Roger V. Bullock
Vice President - Drives

Randy L. Colip
Vice President - Sales

Charles H. Cramer
Vice President - Human Resources

Gene J. Hagedorn
Vice President - Materials

Jeffrey R. Hubert
Vice President - Sales

Tracy L. Long
Treasurer and Assistant Secretary

John A. McFarland
Chairman and Chief Executive Officer

R. Wayne Thurman
Vice President - Engineering

Ronald E. Tucker
President, Chief Financial Officer and Secretary

Randal G. Waltman
Vice President - Operations

Shareholder Information

Dividends Paid

Baldor's annual dividend rate for 2004 increased 8% over the 2003 rate. There have been three dividend increases in the last five years and 10 increases in the last 10 years.

	2004	2003	2002
1st quarter	**$0.14**	$0.13	$0.13
2nd quarter	**0.14**	0.13	0.13
3rd quarter	**0.14**	0.13	0.13
4th quarter	**0.15**	0.14	0.13
Year	**$0.57**	$0.53	$0.52

Common Stock Price Range

	2004		2003	
	HIGH	LOW	HIGH	LOW
1st quarter	**$24.70**	**$22.18**	$22.24	$17.98
2nd quarter	**24.21**	**21.90**	23.00	20.35
3rd quarter	**24.35**	**21.32**	22.99	19.09
4th quarter	**28.75**	**22.65**	23.29	19.65

Shareholders

At January 1, 2005, there were 4,718 shareholders of record including employee shareholders through participation in the benefit plans.

Shareholders' Annual Meeting

The Company's Annual Meeting of Shareholders will be held at 10:30 a.m. local time, Saturday, April 16, 2005, at the Fort Smith Convention Center in Fort Smith, Arkansas.

Independent Auditors
Ernst & Young LLP
5000 Rogers Ave. - Suite 310
Fort Smith, Arkansas 72903

General Counsel
Thompson Coburn LLP
One US Bank Plaza
St. Louis, Missouri 63101

Certifications
The Company has filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act in its Form 10-K. Additionally, the Chief Executive Officer has provided the required annual certifications to the New York Stock Exchange.

Corporate Documents
Baldor's Form 10-K is filed with the Securities and Exchange Commission and the NYSE. Copies of the Form 10-K, Code of Ethics for Certain Executives, and certain other corporate governance documents are available, without charge, by submitting a written request to Baldor's Investor Relations Department. These documents can also be viewed at Baldor's corporate website. Please refer to the contact information under "Shareholder Information."

Ticker
The common stock of Baldor Electric Company trades on the New York Stock Exchange (NYSE) with the ticker symbol BEZ.

Shareholder Information
To request additional copies of the Annual Report to Shareholders, or other materials and information about Baldor Electric Company, please contact us at:
Attn: Investor Relations
Baldor Electric Company
P. O. Box 2400
Fort Smith, Arkansas 72902
Phone: (479) 646-4711
Fax: (479) 648-5752
Internet: www.baldor.com

Transfer Agent and Registrar
Continental Stock Transfer & Trust Company
17 Battery Place - Floor 8
New York, New York 10004
Toll-free: (800) 509-5586
Phone: (212) 509-4000 or (212) 845-3200
Fax: (212) 509-5150
Internet: www.continentalstock.com


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Mission Statement

To be the best

(as determined by

our customers)

marketers, designers

and manufacturers of

industrial electric motors,

drives and generators.










DANGER

BALDOR®

P.O. Box 2400
Fort Smith, Arkansas 72902
www.baldor.com